UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Orexigen Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

686164104

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 St. James Avenue, Suite 1700  Boston,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,268,399

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,268,399

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,268,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAK Capital 04-3334541

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,268,399

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,268,399

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,268,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,268,399

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,268,399

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,268,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.001 par value (the “Common Stock”) of Orexigen Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3344 North Torrey Pines Court, Suite 200, La Jolla, California 92037.

Item 2.	Identity and Background

(a)
This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), SAK Corporation ("SAK"), and Seth A. Klarman ("Mr. Klarman") (collectively, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement among them to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(c)
Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to various private investment limited partnerships, and securities reported on this Schedule 13D as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. SAK is the Manager of Baupost. Mr. Klarman is the sole shareholder of SAK and a controlling person of Baupost. SAK, as the Manager of Baupost, and Mr. Klarman, as the sole shareholder of SAK and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, of the securities beneficially owned by Baupost. Pursuant to Exchange Act Rule 13d-4, Mr. Klarman and SAK declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Baupost is a Massachusetts limited liability company, SAK is a Massachusetts corporation, and Mr. Klarman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On March 15, 2016, certain private investment limited partnerships advised by Baupost agreed to purchase $75 million aggregate principal amount of 0% Senior Secured Convertible Notes due 2020 (the “Notes”), 100,000 shares of Series Z Non-Convertible, Non-Voting Preferred Stock (the "Shares"), and warrants (the "Warrants") to purchase 100,000,000 shares of Common Stock from the Issuer in a private placement.

The total amount of funds used for the purchase of the Notes, Shares, and Warrants was $75 million. The source of funds for the purchase of the Notes and the shares of Common Stock is the capital of the private investment limited partnerships.

Item 4.	Purpose of Transaction

In connection with the acquisition of the Notes, Shares and Warrants, the Issuer agreed to use its best efforts to obtain the requisite approval (“Stockholder Approval”) from its shareholders to (a) amend the Issuer’s Amended and Restated Certificate of Incorporation, as amended, to increase the total number of authorized but unissued shares of Common Stock to an amount sufficient to permit the conversion of all outstanding Notes and Warrants into shares of Common Stock at the then applicable Conversion Rate (as defined below) or exercise price; (b) approve the sale and issuance of the maximum number of shares of Common Stock upon conversion of the Notes and exercise of the Warrants, based on the then applicable Conversion Price or exercise price, as applicable, as required by Nasdaq Rule 5365; and (c) approve the sale and issuance of the shares of Common Stock upon conversion of Notes and exercise of the Warrants to Baupost that may result in a change of control (as interpreted by The Nasdaq Stock Market LLC) of the Issuer as required by Nasdaq Rule 5365(b).

From and after September 21, 2016 (the “Trigger Date”) and if Stockholder Approval has not been obtained, all or any portion of the aggregate principal amount of the Notes shall be convertible, at any time, in the sole discretion of the holder, into an amount of cash determined by multiplying (i) the Conversion Rate by (ii) the average of the volume weighted average price per share during a 5-day observation period (the “Average Daily VWAP”); in addition, if the Issuer does not receive Stockholder Approval by the Trigger Date, the Notes held by qualifying Purchasers will bear interest at a rate of 8.0% per annum and the Conversion Rate shall be increased by 20% until Stockholder Approval is obtained. From and after the date that the Issuer obtains Stockholder Approval, the Notes shall only be convertible (without regard to the Trigger Date) into a number of shares of Common Stock of the Issuer at the Conversion Rate. In the event of a change of control transaction at any time and without regard to the Trigger Date or whether Stockholder Approval is obtained, the Notes will be convertible for a period beginning on the closing of such change of control transaction and ending 35 trading days after the closing of such transaction. The Conversion Rate will initially be 1,333.33 shares of Common Stock for each $1,000 principal amount of Notes, which represents an initial conversion price of $0.75 per share of Common Stock. The Conversion Rate and the corresponding conversion price will be subject to adjustment for certain events, but will not be adjusted for accrued and unpaid interest. The Conversion Rate and the corresponding conversion price will be subject to adjustment for certain events, but will not be adjusted for accrued and unpaid interest.

From and after the Trigger Date and if Stockholder Approval has not been obtained, all or any portion of the Warrants will be exercisable, at any time, in the sole discretion of the holder, into an amount of cash determined by multiplying the number of Warrants exercised by the sum of: (i) the Average Daily VWAP minus (ii) the Exercise Price. From and after the date that the Issuer obtains Stockholder Approval, the Warrants shall only be exercisable (without regard to the Trigger Date) for a number of shares of Common Stock of the Issuer at the Exercise Price. In the event of a change of control transaction at any time and without regard to the Trigger Date or whether Stockholder Approval is obtained, the Warrants will be exercisable for a period beginning on closing of such change of control transaction and ending 35 trading days after such transaction. The Exercise Price of the Warrants is $1.50 and the Warrants expire September 21, 2026.

Baupost is not entitled to take delivery of any shares of Common Stock upon conversion of the Notes or the exercise of the Warrants to the extent (but only to the extent) that after such receipt of any shares of Common Stock upon conversion or exercise, Baupost and its affiliates’ beneficial ownership would exceed 37.5% of the outstanding shares of the Issuer’s Common Stock.

Baupost is entitled to designate two directors for so long as it and its affiliates hold at least 20% of the Issuer’s outstanding Common Stock and one director for so long as it and its affiliates hold at least 10% but less than 20% of the Issuer’s outstanding Common Stock and is entitled to have a representative serve as a non-voting board observer until the date Baupost or its affiliates have ownership of less than 10% of the Issuer’s outstanding Common Stock. The Issuer has agreed to increase the size of the Board from eight to ten directors at such time as Baupost appoints such directors to the Board with a term expiring at the Issuer’s annual meeting of its stockholders occurring in 2018.

In addition, the Issuer granted Baupost and the other purchasers certain customary demand and piggyback registration rights with respect to shares of Common Stock.

Immediately prior to the closing of the transaction, the Issuer filed a Certificate of Designations, Preferences and Rights of Series Z Non-Convertible, Non-Voting Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of Delaware. The Certificate of Designations designates 220,000 shares of the Company’s authorized preferred stock as Series Z Non-Convertible, Non-Voting Preferred Stock and sets forth the rights, powers and preferences of the Shares. If a fundamental change occurs at any time prior to December 31, 2020, the holders of Shares then outstanding will be immediately paid, out of the assets of the Company or the proceeds of such fundamental change, as applicable, and legally available for distribution to its stockholders, an amount in cash equal to the Fundamental Change Amount (as defined in the Certificate of Designations) per Share, if any; and (y) no distributions or payments will be made in respect of any junior securities unless all Fundamental Change Amounts, if any, are first paid in full.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and expect to engage in discussions with management and the board of directors of the Issuer, other holders of Common Stock, financing sources, and other relevant parties, including other industry participants (including companies in which the Reporting Persons may have an investment) concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer or commercial or strategic transactions with, or relating, to the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law, or engage, discuss, participate in, negotiate, or approve a transaction (including commercial or strategic transactions with, or relating to, the Issuer) with the purpose or effect of changing or influencing the control of the Issuer, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements, or other similar agreements with the purpose or effect of facilitating such a transaction. Any such transactions, if they occur at all, may take place at any time and without prior notice.

The Reporting Persons reserve the right to change their intention with respect to any or all of the matters referred to in this Item 4.

(a)
Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	The information set forth in response to Item 3 is incorporated by reference herein.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
03/15/2016	See Item 3 above	See Item 3 above

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the acquisition of the Notes, Warrants and Shares, the Issuer, Baupost and other purchasers identified therein entered into a securities purchase agreement and an investor rights agreement pursuant to which the Issuer has agreed to indemnify Baupost for certain losses and to provide Baupost with the rights described in Items 3 and 4 above. The Notes were issued pursuant to an indenture by and among the Issuer and the U.S. Bank National Association, as trustee. The information set forth and /or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. Except for the foregoing, and the securities purchase agreement dated September 10, 2015, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.
A Joint Filing Agreement, dated as of March 24, 2016 by and among Baupost, SAK and Mr. Klarman.

B Securities Purchase Agreement, dated March 15, 2016, between the Issuer, Baupost and other purchasers identified therein (incorporated by reference from Exhibit 10.1 to the Issuer’s Report on Form 8-K filed with the SEC on March 15, 2016).

C Investor Rights Agreement, dated March 15, 2016, between the Issuer, Baupost and other purchasers identified therein (incorporated by reference from Exhibit 10.2 to the Issuer's Report on Form 8-K filed with the SEC on March 15, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

March 24, 2016	By:	/s/ Seth A. Klarman
Chief Executive Officer and President

SAK Corporation

March 24, 2016	By:	/s/ Seth A. Klarman
President

Seth A. Klarman

March 24, 2016	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)